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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Neil Wessan, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CIT Capital Securities LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me

MARIE A. MECHALUK
Notary Public, State of New York
No. 01ME6006833
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 11, 20 18

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Index
December 31, 2016

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of CIT Capital Securities LLC

We have audited the accompanying statement of financial condition of CIT Capital Securities LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Eatontown, New Jersey
February 27, 2017

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 1,803,496
Prepaid expenses	19,919
Deferred taxes	3,072,986
Total assets	$ 4,896,401
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 20,206
Due to affiliates	44,944
Income taxes payable	6,887
Total liabilities	72,037
Member's equity	4,824,364
Total liabilities and member's equity	$ 4,896,401

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

CIT Capital Securities LLC (the "Company"), is a wholly owned subsidiary of CIT Capital USA Inc. (the "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively with other subsidiaries of CIT ("Affiliates"). The Company is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

On behalf of its Affiliates, the Company arranges and syndicates senior secured loans of third party issuers. Additionally, the Company engages in merger and acquisition advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. Cash equivalents, such as commercial paper, are call deposits with maturities of three months or less from the acquisition date and have insignificant risk of changes in fair value.

Accounts Receivable
Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2016, management believed no valuation allowance was warranted.

Fair Value of Financial Instruments
Management believes that the carrying amounts reported in the Statement of Financial Condition for amount due to affiliates approximate their fair value given the short term nature of this instrument.

Income Taxes
The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes and its income and expense items are included in CIT's federal and state income tax returns. However, pursuant to an intercompany tax sharing agreement, the Company calculates its income taxes as if the Company files a separate tax return.

2. Summary of Significant Accounting Policies (continued)

The amounts of current and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the expected future taxation of events that have been reflected in the financial statements. A valuation allowance may be provided to offset any net deferred tax assets if, based upon the relevant facts and circumstances, it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon the relevant facts and circumstances, management has determined that a valuation allowance is not necessary at December 31, 2016.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2011.

3. Transactions with Related Parties

The Company maintains a cost sharing agreement with CIT (the "Expense Sharing Agreement"), whereby the Company is obligated to pay periodic fees to CIT and Affiliates for accounting, administrative, office space, human resources and other services. The fee is determined by CIT and allocated based upon estimates of the value of services provided.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Income Taxes

At December 31, 2016, the Company had net operating loss carry forwards of approximately $1,404,000 and $21,221,000 for federal and state purposes, respectively, expiring between 2029 and 2035. The net loss carryforwards provide for federal and state deferred tax assets of approximately $491,000 and $2,368,000, respectively, that will be available to offset future profits. Additionally, the Company recorded a deferred tax asset of approximately $213,000 related to federal AMT tax credit carryforward. The evaluation and recoverability of the deferred tax asset and the need for a valuation allowance requires management to evaluate evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management is expecting the Company to be profitable in the foreseeable future and at December 31, 2016, believes that it is more likely than not that the deferred tax asset relating to net operating loss carryforwards will be realized. Accordingly, the Company has determined that no valuation allowance is appropriate at December 31, 2016.

5. Concentration

Three engagements accounted for all of the Company's arrangement and advisory fee income with two engagements accounting for approximately 94% of the Company's arrangement and advisory fee income during 2016.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,731,459 which exceeded the required net capital of $5,000 by $1,726.459.

The Company does not hold customers' cash or securities and SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

7. Subsequent Events

Management of the Company has evaluated events or transactions that have occurred since December 31, 2016 and determined that there are no material events that would require recognition or additional disclosure in the Company's financial statements.